UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No  ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2021 Results

ICL Reports Strong First Quarter 2021 Results

Record breaking quarter across specialty divisions

Tel Aviv, Israel, May 6, 2021 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals and chemicals company, today reported its financial results for the first quarter ended March 31, 2021. Consolidated sales of $1,510 million were up $191 million. Operating income of $185 million was up $53 million. Net income of $135 million was up $75 million, and EBITDA of $295 million was up $45 million.

“In the first quarter of 2021, ICL delivered quarterly sales of $1.5 billion for the first time since 2014. We executed on our growth strategy, which resulted in record results across all our specialty businesses. We also saw continued strong cash generation and margin expansion, which was supported by improved market fundamentals," said Raviv Zoller, president and CEO of ICL.

"Specifically, our Industrial Products division reported record sales and EBITDA – as it continued to grow, due to a shift to long-term contracts – and saw strong demand returning to most of its end-markets. Phosphate and Food Specialties helped to deliver record sales and EBITDA, which was up more than 60%, following 18 months of steady growth – driven by product innovation and cost efficiencies – as the business continued to shift to specialties. Innovative Ag Solutions also had a remarkable quarter, with double digit growth and higher margins. This business benefitted from our unified sales and marketing organization, as well as from higher volumes and improved product mix. For the first quarter, IAS profitability was greater than for all of 2019, and we are poised for further growth as we expand our footprint in Brazil”, concluded Zoller.

Due to improved market conditions, combined with prompt execution in the first quarter of 2021, the probability of the company achieving the high-end of its previous guidance range has risen considerably. As a result, ICL is raising its expectations for full year adjusted EBITDA to a range of $1,090 million to $1,175 million. (1a)

 ICL Group Limited Q1 2021 Results  1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2021 (interim financial statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial figures and Non‑GAAP Financial Measures” section and the “Forward-Looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals and chemicals Company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 11,000 people worldwide, and its 2020 revenues totaled approximately $5 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 ICL Group Limited Q1 2021 Results 2

Financial Figures and Non-GAAP Financial Measures

1-3/2021		1-3/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,510	-	1,319	-	5,043	-
Gross profit	495	33	400	30	1,490	30
Operating income	185	12	132	10	202	4
Adjusted operating income (1)	185	12	132	10	509	10
Net income - shareholders of the Company	135	9	60	5	11	-
Adjusted net income - shareholders of the Company (1)	135	9	60	5	258	5
Diluted earnings per share (in dollars)	0.11	-	0.05	-	0.01	-
Diluted adjusted earnings per share (in dollars) (2)	0.11	-	0.05	-	0.20	-
Adjusted EBITDA (2)	295	20	250	19	990	20
Cash flows from operating activities	206	-	166	-	804	-
Purchases of property, plant and equipment and intangible assets (3)	147	-	139	-	626	-

(1)	See “Adjustments to reported Operating and Net income (Non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report Non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (Non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled Non‑IFRS financial measures differently than the Company.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our Non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these Non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these Non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time.  The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP).  The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

 ICL Group Limited Q1 2021 Results 3

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

Adjustments to reported Operating and Net income (Non-GAAP)

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Operating income	185	132	202
Impairment of assets, provision for site closure and restoration costs (1)	-	-	229
Provision for early retirement (2)	-	-	78
Total adjustments to operating income	-	-	307
Adjusted operating income	185	132	509
Net income attributable to the shareholders of the Company	135	60	11
Total adjustments to operating income	-	-	307
Total tax impact of the above operating income	-	-	(60)
Total adjusted net income - shareholders of the Company	135	60	258

(1)
For 2020, this reflects an impairment and write-off of certain assets in Rotem Amfert Israel, following the low phosphate prices and the discontinuation of the unprofitable production and sale of phosphate rock activity, which also led to an increase in the provision for assets retirement obligation (ARO) and in facilities restoration costs. Also reflects an impairment of assets and an increase in closure costs as a result of the closure of the Sallent site (Vilafruns) in Spain.

(2)
For 2020, this reflects an increase in the provision following the implementation of the headcount reduction plan, primarily through an early retirement plan, at the Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

 ICL Group Limited Q1 2021 Results 4

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Net income attributable to the shareholders of the Company	135	60	11
Financing expenses, net	20	52	158
Taxes on income	23	20	25
Minority and equity income, net*	7	-	8
Operating income	185	132	202
Minority and equity income, net**	(7)	-	(8)
Depreciation and amortization	117	118	489
Adjustments***	-	-	307
Total adjusted EBITDA	295	250	990

*	Calculated by deducting the share in earnings of equity-accounted investees and adding the net income attributable to non-controlling interests.

**	Calculated by adding the share in earnings of equity-accounted investees and deducting the net income attributable to non-controlling interests.

***	See "Adjustments to reported Operating and Net income (Non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Net income - shareholders of the Company	135	60	11
Adjustments*	-	-	307
Total tax impact of the above operating income & finance expenses adjustments	-	-	(60)
Adjusted net income - shareholders of the Company	135	60	258
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,282,912	1,280,168	1,280,273
Diluted adjusted earnings per share (in dollars)**	0.11	0.05	0.20

*	See "Adjustments to reported operating and net income (Non-GAAP)" above.

**
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

  ICL Group Limited Q1 2021 Results  5

Statement regarding COVID-19

Since the World Health Organization declared the coronavirus (COVID-19) a pandemic in March 2020, and recommended containment and mitigation measures worldwide, the pandemic continued to spread and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, partially due to preventative measures taken by various governmental organizations around the world. As at the report date, the pandemic continues to cause business and economic uncertainty and volatility in global markets. Certain countries, including India and Brazil, have been experiencing additional waves of outbreaks having an even more severe impact than previous waves. At the same time, there is a recovery trend in the volume of economic activity around the world, depending on the pace of recovery from the pandemic in the various countries. Israel in particular is showing considerable recovery and a significant decrease in COVID-19 infection and morbidity rates, which have led to an almost complete removal of restrictions.

We continue to take measures to ensure the health and safety of our employees in all our facilities and offices, as well as those of our suppliers, our business partners, and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the pandemic’s potential impact on our business.

In the first quarter of 2021, we have not experienced delays in production or distribution, as manufacturing operations in our Israeli facilities continued at full production levels, with ICL Dead Sea achieving a quarterly record level of potash production. In addition, at the Company's sites around the world, production remains largely uninterrupted.

Toward the end of 2020 and into the first quarter of 2021, the Industrial Products segment had shown a remarkable recovery in most end markets, achieving an all-time record in quarterly sales and operating income, driven by strong demand for the segment’s products. as for drilling activities, although renewed in several regions, the sharp decline in the demand for oil & gas for transportation and industry resulted in an overall decrease in the demand for and sales of clear brine fluids, which are unlikely to fully recover in 2021.

At this stage, the Company continues to respond to the evolving business environment, to adjust to the changing economy and to take the appropriate measures to further enhance operational efficiency. The Company is unable to accurately assess the full future impact of COVID‑19 on its operations, due to, among other factors, the increased volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates and on emerging markets especially, and additional countermeasures that may be taken by governments and central banks.

For further information, see “Item 3 - Key Information— D. Risk Factor in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021.

 ICL Group Limited Q1 2021 Results  6

Consolidated Results Analysis

Results analysis for the period January – March 2021

Sales	Expenses	Operating income
$ millions
Q1 2020 figures	1,319	(1,187)	132
Total adjustments Q1 2020*	-	-	-
Adjusted Q1 2020 figures	1,319	(1,187)	132
Quantity	68	(53)	15
Price	61	-	61
Exchange rates	62	(67)	(5)
Raw materials	-	(12)	(12)
Energy	-	3	3
Transportation	-	(15)	(15)
Operating and other expenses	-	6	6
Adjusted Q1 2021 figures	1,510	(1,325)	185
Total adjustments Q1 2021*	-	-	-
Q1 2021 figures	1,510	(1,325)	185

* See "Adjustments to reported Operating and Net income (Non-GAAP)".

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, mainly due to commencing production in our new TBBA plant at Neot Hovav, as well as potash, acids and products of our Innovative Ag Solutions Segment. This was partly offset by a decrease in sales volumes of clear brine fluids and phosphate fertilizers.

-
Price – The positive impact on operating income was primarily related to a $7 increase in the average realized price per tonne of potash, compared to the corresponding quarter last year and an increase in the selling prices of phosphate commodities products, FertilizerspluS products and elemental bromine.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. The described trend was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which contributed to revenue more than it increased operational costs.

-	Raw materials – The negative impact of raw material prices on operating income was primarily related to higher prices of sulphur consumed during the quarter.

-	Transportation – The negative impact on operating income was primarily related to higher marine transportation costs.

-
Operating and other expenses - The positive impact on operating income was primarily related to positive operational results due to increased production at Rotem Israel and YPH joint venture, cost‑reduction initiatives implemented in 2020, including an efficiency plan for Rotem Israel, as well as a decrease in depreciation expenses. This was partly offset by expenses related to the acquisition and integration of Fertiliaqua.

 ICL Group Limited Q1 2021 Results  7

The following table sets forth sales by geographical regions based on the location of the customers:

1-3/2021		1-3/2020
$ millions	% of Sales	$ millions	% of Sales
Europe	628	42	560	42
Asia	384	25	308	23
North America	295	20	249	19
South America	109	7	112	8
Rest of the world	94	6	90	8
Total	1,510	100	1,319	100

-
Europe – The increase in sales primarily relates to an increase in sales volumes of Innovative Ag Solutions segment products, bromine- and phosphorus-based flame retardants and polysulphate®, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by a decrease in sales volumes of green phosphoric acid.

-
Asia – The increase in sales primarily relates to an increase in sales volumes of bromine‑based flame retardants and acids, an increase in the selling prices of phosphate fertilizers and potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of phosphate fertilizers.

-
North America – The increase in sales primarily relates to an increase in sales volumes and selling prices of potash and phosphate fertilizers and an increase in sales volumes of specialty minerals products. The increase was partly offset by a decrease in sales volumes of bromine-based industrial solutions.

-
South America – The decrease in sales primarily relates to a decrease in sales volumes of potash and phosphate fertilizers. This was partly offset by an increase in sales volumes of specialty agriculture products, which includes sales from our recently acquired fertilaqua business.

-	Rest of the world – The increase in sales primarily relates to an increase in sales volumes of turf and ornamental products.

 ICL Group Limited Q1 2021 Results  8

Financing expenses, net

Net financing expenses in the first quarter of 2021 amounted to $20 million, compared to $52 million in the corresponding quarter last year, which represents a decrease of $32 million.

The decrease derives mainly from lower expenses related to net exchange rate differences and hedging transactions in the amount of $25 million, as well as higher income related to long‑term employee benefits provisions and long-term lease revaluation in the amount of $5 million, due to higher depreciation of the shekel against the dollar during the current quarter.

Tax expenses

Tax expenses in the first quarter of 2021 and in the first quarter of 2020 amounted to $23 million and $20 million, reflecting an effective tax rate of about 14% and 25%, respectively. The Company's relatively low tax rate in the current quarter was mainly affected by the devaluation of the shekel against the dollar during the quarter, which had a positive effect on the shekel denominated tax provisions.

 ICL Group Limited Q1 2021 Results  9

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Results of operations

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Segment Sales	398	364	1,255
Sales to external customers	394	361	1,242
Sales to internal customers	4	3	13
Segment Profit	105	103	303
Depreciation and amortization	17	17	77
Capital expenditures	17	21	84

Significant highlights and business environment

•
All-time record quarterly sales and operating income, driven by strong demand for the segment’s products, mostly flame retardants for various applications and markets, despite some raw material availability and marine transportation constraints.

•
Sales of elemental bromine increased compared to the first quarter of 2020, mainly due to higher selling prices in China. Market prices for elemental bromine in China continued its upward trend, reaching a record level during the first quarter of 2021, mainly due to limited local production following intensive environmental inspections by local authorities and higher demand.

•
Sales of bromine-based flame retardants increased compared to the corresponding quarter last year, mainly due to higher demand in most market segments. The increase in sales was also supported by several new long-term strategic agreements signed recently.

•	The new TBBA plant in Neot Hovav, Israel, is running at full capacity, earlier than expected.

•
The recovery of oil prices in the first quarter of 2021 led to partial renewal of drilling activities in several areas. However, the sharp decline in demand for oil & gas for transportation and industry, caused by COVID‑19, resulted in significant overall decrease in demand and sales of clear brine fluids compared to the corresponding quarter last year.

•
Phosphorus-based flame retardants sales were higher compared to the corresponding quarter last year, due to recovery in the demand and supply constraints from Chinese producers caused by local environmental regulation, and despite shortage of certain raw materials in Europe and in the US.

•
Specialty minerals business reached a quarterly operating income record, as magnesia- and calcium-based products benefited from strong demand in the food supplements and pharmaceuticals markets and are sold-out, in addition to high sales volumes of MgCl for de‑icing, due to favorable weather conditions in the east coast of the US.

  ICL Group Limited Q1 2021 Results  10

Industrial Products Segment information as at March 31, 2021 (Unaudited)

Results analysis for the period January - March 2021

Sales	Expenses	Operating income
$ millions
Q1 2020 figures	364	(261)	103
Quantity	20	(16)	4
Price	7	-	7
Exchange rates	7	(8)	(1)
Raw materials	-	(3)	(3)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	(4)	(4)
Q1 2021 figures	398	(293)	105

-
Quantity – The positive impact on the segment’s operating income was primarily related to an increase in sales volumes of bromine-based flame retardants, mainly due to commencing production in our new TBBA plant at Neot Hovav. This was partly offset by a decrease in clear brine fluids sales volumes related to the COVID-19 impact.

-	Price – The positive impact on the segment’s operating income was primarily due to record level elemental bromine prices in China and higher selling prices of specialty minerals products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue more than it increased operational costs.

  ICL Group Limited Q1 2021 Results  11

Potash Segment information as at March 31, 2021 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces and sells Polysulphate® from its Boulby mine in the UK as well as salt and magnesium produced in the Dead Sea in Israel.

Results of operations

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Segment Sales	385	314	1,346
Potash sales to external customers	254	226	979
Potash sales to internal customers	22	23	95
Other and eliminations*	109	65	272
Gross Profit	138	96	472
Segment Profit	29	14	120
Depreciation and amortization	37	39	166
Capital expenditures	65	61	296
Average realized price (in $)**	257	250	230

*
Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by ICL’s power plants in Israel.

**
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily due to marine transportation costs.

Highlights and business environment

•
Grain Price Index increased year-over-year, mainly due to an increase in prices of corn, soybean and rice by 26.3%,14.8%, 4%, respectively. The increase in grain prices is mainly a result of strong global demand.

•
The WASDE (World Agricultural Supply and Demand Estimates) report published by the USDA in April 2021 further supports the above mentioned increase in grains prices, while showing a decrease in the expected ratio of the global inventories of grains to annual consumption, to 28.7% for the 2020/21 agriculture year, compared to 30.4% for the 2019/20 agriculture year, and 30.6% for the 2018/19 agriculture year.

•
Increase in grain prices, especially of corn and soybeans, supported higher potash prices during the quarter, especially in the U.S and Brazil. According to CRU, the upward trend in potash prices strengthened toward the end of the quarter and continued into the beginning of the second quarter. For additional information on potash prices and imports in key markets, see ‘Global potash market - average prices and imports’ table below.

•	ICL's average potash realized price per tonne of $257 was 13% higher compared to the fourth quarter of 2020 and 3% higher year-over-year.

   ICL Group Limited Q1 2021 Results  12

Potash Segment information as at March 31, 2021 (Unaudited)

•
In April 2021, ICL signed a contract with Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate 600,000 metric tonnes of potash, with mutual options for additional 50,000 metric tonnes, to be supplied through December 2021, at a selling price of $280 per tonne CIFFO (Cost Insurance and Freight Free Out) at the destination port. This price reflects a $50 per tonne increase on the previous contract price. As at the date of this report, the Company has not yet signed a supply contract for 2021 with its customers in China.

ICL Dead Sea

•	Achieved record production for the first quarter.

ICL Iberia

•
Following the completion of the excavation of the ramp connecting the Cabanasses mine with the Suria plant, the Company initiated a site shutdown of about three weeks, starting in the last week of the first quarter, impacting second quarter production, in order to complete the necessary infrastructure work, including the installation of the conveyor belts.

•
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing the material and removing it to the sea via a Collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. For further information, see Note 6 to the Company’s Condensed Consolidated Interim Financial Statements.

•
In March 2021, a final award was rendered in the arbitration proceeding conducted between Iberpotash S.A. ("IBP"), a Spanish subsidiary of ours, and AkzoNobel Industrial Chemicals B.V. ("Nobian"), dismissing Nobians' compensation claims. The Arbitral Tribunal determined that the agreement between IBP and Nobian remains in force, that IBP did not breach the agreement and therefore is not liable to Nobian for any damages, but that only Nobian can determine, within reasonable time and in good faith, whether it prefers to terminate the agreement. For further information, see Note 6 to the Company’s condensed consolidated interim financial statements.

ICL Boulby

•
Production of Polysulphate® increased by 3% year-over-year to 183 thousand tonnes in the first quarter of 2021, while sales volumes significantly increased by 38% to 188 thousand tonnes year-over-year.

 ICL Group Limited  Q1 2021 Results  13

Potash Segment information as at March 31, 2021 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	Q1 2021	Q1 2020	VS Q1 2020	Q4 2020	VS Q4 2020
Granular potash – Brazil	CFR spot ($ per tonne)	283	245	15.5%	248	14.1%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	235	255	(7.8)%	234	0.4%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	248	258	(3.9)%	240	3.3%
Potash imports
To Brazil	million tonnes	2.2	1.6	37.5%	2.9	(24.1)%
To China	million tonnes	2.6	2.1	23.8%	2.0	29.4%
To India	million tonnes	0.75	0.69	8.7%	1.1	(31.8)%

Sources: CRU (Fertilizer Week Historical Price: April 2021), FAI, Brazil and Chinese customs data.

Potash – Production and Sales

Thousands of tonnes	1-3/2021	1-3/2020	1-12/2020
Production	1,152	1,145	4,527
Total sales (including internal sales)	1,075	996	4,666
Closing inventory	353	563	275

First quarter 2021

-
Production – Production in the first quarter of 2021 was 7 thousand tonnes higher year‑over‑year, due to increased production at ICL Dead Sea and in the Suria site of ICL Iberia, partly offset by 100 thousand tonnes due to the closure of the Sallent site at ICL Iberia at the end of the second quarter of 2020. Potash production in the second quarter of 2021 is expected to be impacted by the week-long annual shutdown in ICL Dead Sea, and over two weeks shutdown in ICL Iberia, dedicated to connecting the ramp to the Cabanasas mine.

-
Sales – Quantity of potash sold was 79 thousand tonnes higher year-over-year, primarily due to the increase in potash sales, mainly to China and the U.S. This was partly offset by a decrease in sales to India and Brazil.

 ICL Group Limited  Q1 2021 Results  14

Potash Segment information as at March 31, 2021 (Unaudited)

Results analysis for the period January – March 2021

Sales	Expenses	Operating income
$ millions
Q1 2020 figures	314	(300)	14
Quantity	37	(27)	10
Price	22	-	22
Exchange rates	12	(19)	(7)
Energy	-	1	1
Transportation	-	(9)	(9)
Operating and other expenses	-	(2)	(2)
Q1 2021 figures	385	(356)	29

-	Quantity – The positive impact on the segment’s operating income was primarily related to an increase in sales volumes of potash from the higher-margin ICL Dead Sea site.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $7 in the average realized price per tonne of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The negative impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs, as well as the appreciation of the average exchange rate of the British pound against the dollar, which increased operational costs more than it contributed to the segment's revenue. This was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue more than it increased operational costs.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

 ICL Group Limited  Q1 2021 Results  15

Potash Segment information as at March 31, 2021 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $294 million and operating income of $35 million in the first quarter of 2021 were approximately 5% and 25% higher, respectively, compared to the first quarter of 2020. The increase in operating income was driven mainly by strong volumes, lower costs and positive exchange rate impacts.

Sales of phosphate commodities amounted to $251 million, approximately 13% higher than the first quarter of 2020, mostly due to a significant increase in market prices and favorable exchange rates, partly offset by lower sales volumes. Operating income of $5 million, a year-over-year increase of $24 million, is attributed mostly to higher prices, partly offset by higher cost of raw materials, mainly sulphur consumed during the quarter.

Results of operations

1-3/2021	1-3/2020	1-12/2020
$ millions	$ millions	$ millions
Segment Sales	545	502	1,948
Sales to external customers	525	483	1,871
Sales to internal customers	20	19	77
Segment Profit	40	9	66
Depreciation and amortization	54	49	210
Capital expenditures	51	61	275

Highlights and business environment

•	Phosphate salts sales were up year-over-year, with higher sales of food grade phosphates partly offset by lower sales of industrial salts.

-
Food grade phosphates: strong volumes in Asia, North America and emerging markets, primarily due to sales shift from the food service sector to the retail sector - related to COVID-19, supported by higher prices.

-
Industrial salts: overall sales of industrial salts were slightly lower year-over-year. Higher sales volumes in China to the body care industry, partly compensated for lower demand in other regions and industries, mainly institutional and industrial cleaning, primarily driven by continued COVID-19 related weakness. Pricing levels remained stable year-over-year.

•	White phosphoric acid (WPA) sales significantly increased year-over-year, driven by higher sales volumes in China and South America and higher sales prices in all regions.

•	Dairy protein sales in the first quarter of 2021 increased year-over-year due to continued focus on expanding the Company’s global leadership position in organic cow and goat ingredients.

  ICL Group Limited  Q1 2021 Results  16

Potash Segment information as at March 31, 2021 (Unaudited)

•
Phosphate fertilizers prices continued to surge during the first quarter of 2021 following a continuing increase in crops’ prices, driven, among others by food security concerns related to COVID-19 and by China’s efforts to rebuild its hog herds, recovering from the African Swine Fever. Prices in the US continued to increase during the first quarter of 2021 following Mosaic’s petition to the US International Trade Commission (ITC) to impose countervailing duties on phosphates imports from Morocco and Russia. On March 11, 2021, the ITC announced its final decision, ratifying the US Department of Commerce (DOC) February 9, 2021 decision to impose duties of 19.97%, 9.19% and 47.05% on Phosphate imports from OCP, PhosAgro and EuroChem, respectively. Prices of sulphur, one of the main raw materials of phosphate fertilizers, followed the above trend and increased significantly. Marine freight costs have also increased significantly due to worldwide bulk carriers shortage.

•
On April 17, 2021, OCP (Morocco) concluded its second quarter phosphoric acid supply contracts to India at a price of $998 per tonne (CFR 100% P2O5), an increase of $203 per tonne compared to the previous quarter. The accumulated price increase of $408/tonne since the first quarter of 2020 reflects the continuing positive global sentiment in the phosphate commodity market.

Additional segment information

Global phosphate commodities market - average prices:

$ per tonne	Q1 2021	Q1 2020	VS Q1 2020	Q4 2020	VS Q4 2020
DAP	CFR India Spot	455	302	51%	369	23%
TSP	CFR Brazil Spot	408	252	62%	262	56%
SSP	CPT Brazil inland 18-20% P2O5 Spot	206	185	11%	179	15%
Sulphur	Bulk FOB Adnoc monthly contract	138	44	214%	74	86%

Source: CRU (Fertilizer Week Historical Prices, April 2021).

 ICL Group Limited  Q1 2021 Results  17

Potash Segment information as at March 31, 2021 (Unaudited)

Results analysis for the period January - March 2021

Sales	Expenses	Operating income
$ millions
Q1 2020 figures	502	(493)	9
Quantity	(12)	10	(2)
Price	30	-	30
Exchange rates	25	(22)	3
Raw materials	-	(11)	(11)
Energy	-	2	2
Transportation	-	(4)	(4)
Operating and other expenses	-	13	13
Q1 2021 figures	545	(505)	40

-
Quantity – The negative impact on the segment's operating income was primarily related to a decrease in sales volumes of phosphate fertilizers, partly offset by increased sales volumes of higher-margin phosphate specialty products, mainly acids.

-	Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate commodities products.

-
Exchange rates – The positive impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which contributed to the segment's revenue more than it increased operational costs. Additionally, the devaluation of the average exchange rate of the Brazilian real against the dollar decreased operational costs. The above trend was partly offset by the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-	Raw materials – The negative impact of raw material prices on the segment’s operating income was primarily related to higher prices of Sulphur consumed during the quarter.

-
Operating and other expenses – The positive impact on the segment's operating income was primarily related to positive operational impact due to increased production at Rotem Israel and the YPH joint venture, cost-reduction initiatives implemented in 2020, including an efficiency plan for Rotem Israel.

 ICL Group Limited  Q1 2021 Results  18

Potash Segment information as at March 31, 2021 (Unaudited)
Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

Results of operations

01-03/2021	01-03/2020	1-12/2020
$ millions	$ millions	$ millions
Segment Sales	241	199	731
Sales to external customers	238	196	715
Sales to internal customers	3	3	16
Segment Profit	22	14	40
Depreciation and amortization	7	5	25
Capital expenditures	*4	3	20

* Not including capital expenditures as part of business combination, for further information see Note 3 to the Company’s Condensed Consolidated Interim Financial Statements.

Highlights and business environment

•
The segment reached all-time record sales and operating income in the first quarter of 2021. The improved performance is attributed to strong demand and higher sales volumes, favorable exchange rates and product mix, as well as lower costs of raw materials.

•
Sales to the specialty agriculture market increased year-over-year, mainly due to higher sales volumes of straight fertilizers and controlled-release fertilizers, as well as the positive impact of exchange rates. The increase in sales volumes was recorded in most regions, mainly in Europe, China, North America and South America - especially in Brazil.

•
Sales and operating income of the Turf and Ornamental business (T&O) increased to an all‑time quarterly record, mainly due to higher sales volumes and selling prices in most regions, mainly by strong demand in the gardening and landscaping markets.

•
Strategic move into the high growth specialty crop nutrition market in Brazil with a first full quarter of the integration of Fertilaqua and a definitive agreement to acquire Compass Minerals América do Sul S.A., signed on March 24, 2021. The acquisition (expected to be closed by the third quarter of 2021), will position ICL as the leading specialty plant nutrition Company in Brazil, one of the world’s fastest growing agriculture markets. It will also significantly expand ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres. For further information see Note 6 to the Company’s Condensed Consolidated Interim Financial Statements.

 ICL Group Limited  Q1 2021 Results  19

Potash Segment information as at March 31, 2021 (Unaudited)

Results analysis for the period January – March 2021

Sales	Expenses	Operating income
$ millions
Q1 2020 figures	199	(185)	14
Quantity	24	(18)	6
Price	1	-	1
Exchange rates	17	(15)	2
Raw materials	-	3	3
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	(4)	(4)
Q1 2021 figures	241	(219)	22

-
Quantity – The positive impact on the segment's operating income was primarily related to an increase in sales volumes of both specialty agriculture and turf and ornamental products, mainly controlled-release and straight fertilizers.

-	Price – The minor positive impact on the segment's operating income was primarily related to an increase in the selling prices of turf and ornamental products.

-
Exchange rates – The positive impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro and the Israeli shekel against the dollar, which contributed to the segment's revenue more than it increased operational costs.

 ICL Group Limited  Q1 2021 Results  20

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the first quarter of 2021, net cash flows provided by operating activities increased by $40 million compared with the corresponding quarter last year. This increase derives mainly from the increase in operating results.

Net cash used in investing activities:

In the first quarter of 2021, net cash used in investing activities amounted to $203 million, compared with $153 million in the corresponding quarter last year. The increase derives mainly from higher cash used for business acquisitions (Fertilaqua) compared to acquisitions made in the corresponding quarter last year (Growers).

Net cash used in financing activities:

In the first quarter of 2021, net cash used in financing activities amounted to $62 million, compared with $331 million provided by financing activity in the corresponding quarter last year. The change is mainly due to the relatively high borrowing of funds last year as part of the measures taken in relation to the outbreak of the COVID-19 pandemic.

Outstanding net debt

In January 2021, the Company repaid $84 million of a private placement bond as scheduled. In March 2021, the Company repaid NIS 392 million (approx. $118 million) Series E Bond, out of the total NIS 1,569 million (approx. $487 million), as scheduled.

As at March 31, 2021, ICL’s net financial liabilities amounted to $2,482 million, an increase of $64 million compared to December 31, 2020.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As at March 31, 2021, ICL had utilized approximately $177 million of the facility’s framework.

In addition, ICL has long‑term credit facilities of $1,100 million, of which $205 million were utilized as at March 31, 2021.

In January 2021 ICL completed the acquisition of Agro Fertilaqua Participações S.A. ("Fertiláqua"), one of Brazil's leading specialty plant nutrition companies for consideration of about $122 million (before deduction of Fertilaqua's net debt of $40 million). In March 2021, the Company signed a framework credit facility agreement with MUFG bank for a period of two years, according to which the Company has eligibility to withdraw up to BRL 230 million (about $40 million). As at the reporting date, the Company had withdrawn BRL 55 million (about $10 million), with a maturity date of March 2023.

Ratings and financial covenants

As at March 31, 2021, the Company is in compliance with all its financial covenants stipulated in its financing agreements.

 ICL Group Limited Q1 2021 Results  21

Critical Accounting Estimates

In the three-month period ended March 31, 2021 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

Board of Directors and Senior Management Updates

On March 1, 2021, Mr. Noam Goldstein entered into office as EVP, OEE&I and ceased serving as President, ICL Potash Division. Mr. Meir Mergi, SVP, ICL Dead Sea Operations & EHS, replaced Mr. Goldstein in leading ICL’s Potash division and is considered an office holder of the Company.

On March 17, 2021, the Board of Directors appointed Mr. Gadi Lesin as an independent director of the Company, until the next annual general meeting of shareholders.

On March 31, 2021, Mr. Chris Millington entered into office as EVP, Food & Specialty Phosphates and is considered an executive officer of the Company.

On April 1, 2021, Mr. Eli Amon entered into office as EVP, Chief Commercial Officer, and ceased serving as EVP, ICL Innovative Ag Solutions Division.

On April 1, 2021, Mr. Elad Aharonson entered into office as President, ICL Innovative Ag Solutions Division and is considered an executive officer of the Company.

Risk Factors

In the three-month period ended March 31, 2021, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2020.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's condensed consolidated interim financial statements as at March 31, 2021.

 ICL Group Limited Q1 2021 Results  22

Other Information

ICL acquires South American Plant Nutrition Business from Compass Minerals

On March 24, 2021, the Company entered into a definitive agreement to acquire Compass Minerals America Do Sul S.A., which includes the South American Plant Nutrition business of Compass Minerals. The acquisition is expected to close by the third quarter of 2021, subject to the completion of the carve-out of Compass Mineral’s South American water treatment and chemicals businesses and the fulfilment of customary closing conditions. For further information, see Note 6 to the Company’s Condensed Consolidated Interim Financial Statements.

The Inter-Ministry Directors General Committee recommendations on the Haifa Bay

In connection with our subsidiary, Fertilizers & Chemicals (F&C), on April 26, 2021, the Inter-Ministry Directors General Committee published its recommendations on the Haifa Bay, which aim to promote and develop the Haifa Bay area, and realize its potential by rezoning of the Bay and determining land designations that will enable the development of the area for the welfare of its residents, and end all petrochemical industry and the fertilizers plants within a decade. The Committee recommended the establishment of a government team with the aim of negotiating with companies operating in the Haifa Bay, including F&C, in order to reach renewed agreements regarding the possibility of changing their operations in Haifa Bay, as part of the aforesaid land rezoning, by way of mutual collaboration and by trying to achieve the purpose of the engagement with them, and if possible, in a way that is as compatible as possible with the needs of the employees and the interests of the companies.

It should be noted that the Committee's Recommendations constitute a preliminary stage in this proposed initiative which requires government's approval, if the aforesaid plan or any other plan is to be implemented.

 ICL Group Limited Q1 2021 Results 23

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the first quarter of 2021 (hereinafter – ”the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2020 (hereinafter – the “Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission.

  ICL Group Limited Q1 2021 Results 24

Consolidated Financial Statements (Unaudited)

As at March 31, 2021 in Millions of U.S. Dollars

ICL Group Ltd

ICL Group Limited Q1 2021 Results 25

Condensed Consolidated Statements of Financial Position as at (Unaudited)

March 31, 2021	March 31, 2020	December 31, 2020
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	157	434	214
Short-term investments and deposits	99	90	100
Trade receivables	1,056	939	883
Inventories	1,195	1,256	1,250
Other receivables	481	412	394
Total current assets	2,988	3,131	2,841

Non-current assets
Investments at fair value through other comprehensive income	-	100	83
Deferred tax assets	136	102	127
Property, plant and equipment	5,531	5,316	5,550
Intangible assets	709	652	670
Other non-current assets	356	247	393
Total non-current assets	6,732	6,417	6,823

Total assets	9,720	9,548	9,664

Current liabilities
Short-term debt	617	606	679
Trade payables	752	757	740
Provisions	54	43	54
Other payables	735	637	704
Total current liabilities	2,158	2,043	2,177

Non-current liabilities
Long-term debt and debentures	2,121	2,353	2,053
Deferred tax liabilities	320	336	326
Long-term employee liabilities	620	522	655
Provisions	262	198	267
Other	75	62	98
Total non-current liabilities	3,398	3,471	3,399

Total liabilities	5,556	5,514	5,576

Equity
Total shareholders’ equity	4,000	3,903	3,930
Non-controlling interests	164	131	158
Total equity	4,164	4,034	4,088

Total liabilities and equity	9,720	9,548	9,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 26

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2021	March 31, 2020	December 31, 2020
$ millions	$ millions	$ millions
Sales	1,510	1,319	5,043
Cost of sales	1,015	919	3,553

Gross profit	495	400	1,490

Selling, transport and marketing expenses	229	188	766
General and administrative expenses	62	64	232
Research and development expenses	15	14	54
Other expenses	5	2	256
Other income	(1)	-	(20)

Operating income	185	132	202

Finance expenses	60	73	219
Finance income	(40)	(21)	(61)

Finance expenses, net	20	52	158

Share in earnings of equity-accounted investees	-	1	5

Income before income taxes	165	81	49

Provision for income taxes	23	20	25

Net income	142	61	24

Net income attributable to the non-controlling interests	7	1	13

Net income attributable to the shareholders of the Company	135	60	11

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.11	0.05	0.01

Diluted earnings per share (in dollars)	0.11	0.05	0.01

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,700	1,279,647	1,280,026

Diluted (in thousands)	1,282,912	1,280,168	1,280,273

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 27

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2021	March 31, 2020	December 31, 2020
$ millions	$ millions	$ millions
Net income	142	61	24

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(64)	(64)	118
Change in fair value of cash flow hedges transferred to the statement of income	29	18	(54)
Effective portion of the change in fair value of cash flow hedges	(37)	(51)	53
Tax relating to items that will be reclassified subsequently to net income	2	8	-
	(70)	(89)	117

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	28	8	18
Gains (losses) from defined benefit plans	10	18	(15)
Tax relating to items that will not be reclassified to net income	(2)	(5)	(6)
	36	21	(3)

Total comprehensive income (loss)	108	(7)	138

Comprehensive income (loss) attributable to the non-controlling interests	6	(3)	23

Comprehensive income (loss) attributable to the shareholders of the Company	102	(4)	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 28

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2021	March 31, 2020	December 31, 2020
$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	142	61	24
Adjustments for:
Depreciation and amortization	117	118	489
Impairment of fixed assets	-	-	90
Exchange rate, interest and derivative, net	53	83	90
Tax expenses	23	20	25
Change in provisions	(21)	(25)	113
Other	2	4	5
	174	200	812

Change in inventories	30	28	54
Change in trade receivables	(147)	(186)	(89)
Change in trade payables	39	71	84
Change in other receivables	(9)	(6)	5
Change in other payables	(12)	28	54
Net change in operating assets and liabilities	(99)	(65)	108

Interests paid	(18)	(20)	(109)
Income taxes received (paid), net of refund	7	(10)	(31)

Net cash provided by operating activities	206	166	804

Cash flows from investing activities
Proceeds from deposits and investments, net	8	12	34
Business combinations	(64)	(27)	(27)
Purchases of property, plant and equipment and intangible assets	(147)	(139)	(626)
Proceeds from divestiture of businesses net of transaction expenses	-	-	26
Other	-	1	10
Net cash used in investing activities	(203)	(153)	(583)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(34)	(23)	(118)
Receipt of long-term debt	310	522	1,175
Repayments of long-term debt	(311)	(143)	(1,133)
Repayments of short-term debt, net	(41)	(9)	(52)
Receipts (payments) from transactions in derivatives designated as a cash flow hedge	14	(16)	24
Other	-	-	(1)
Net cash provided by (used in) financing activities	(62)	331	(105)

Net change in cash and cash equivalents	(59)	344	116
Cash and cash equivalents as at the beginning of the period	214	95	95
Net effect of currency translation on cash and cash equivalents	2	(5)	3
Cash and cash equivalents as at the end of the period	157	434	214

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 29

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended March 31, 2021
Balance as at January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088

Share-based compensation	-	3	-	(1)	-	-	2	-	2
Dividends	-	-	-	-	-	(34)	(34)	-	(34)
Comprehensive income	-	-	(63)	22	-	143	102	6	108
Balance as at March 31, 2021	546	207	(397)	43	(260)	3,861	4,000	164	4,164

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 30

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the three-month period ended March 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	1	-	2	-	-	3	-	3
Dividends	-	-	-	-	-	(23)	(23)	-	(23)
Divestiture of a subsidiary	-	-	2	-	-	-	2	(2)	-
Comprehensive loss	-	-	(60)	(17)	-	73	(4)	(3)	(7)
Balance as at March 31, 2020	546	199	(500)	(12)	(260)	3,930	3,903	131	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 31

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions
For the year ended December 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as at December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Q1 2021 Results 32

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, pharmaceuticals and automotive.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

B.	Material events in the reporting period

The COVID-19 pandemic continues to create business and economic uncertainty and volatility to global markets. At the same time, there is a recovery trend in the volume of economic activity around the world. Despite the ongoing struggle with the pandemic around the world and the uncertainty about its duration, there has been a considerable recovery in Israel and a significant decrease in morbidity rates, which have led to an almost complete removal of the restrictions. The Company continues to take measures to ensure the health and safety of its employees, suppliers, business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the pandemic's potential impact on its business.

Manufacturing continues at the Company's sites around the world without any interruption. However, there is still a difficulty in assessing the future impacts of the pandemic on the Company's operations, inter alia, in light of the uncertainty of its duration, the extent of its intensity and effects on the markets outside of Israel, including Europe, India and Brazil, in which the Company operates and additional countermeasures that may be taken by the governments and central banks.

ICL Group Limited Q1 2021 Results 33

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

ICL Group Limited Q1 2021 Results 34

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

ICL Group Limited Q1 2021 Results 35

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel, Spain and China, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

ICL Group Limited Q1 2021 Results 36

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2021

Sales to external parties	394	346	525	238	7	-	1,510
Inter-segment sales	4	39	20	3	1	(67)	-
Total sales	398	385	545	241	8	(67)	1,510

Segment profit (loss)	105	29	40	22	(2)	(9)	185
Operating income							185

Financing expenses, net							(20)
Income before income taxes							165

Depreciation and amortization	17	37	54	7	-	2	117

Capital expenditures as part of business combination	-	-	-	70	-	-	70
Capital expenditures	17	65	51	4	1	3	141

ICL Group Limited Q1 2021 Results 37

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2020

Sales to external parties	361	271	483	196	8	-	1,319
Inter-segment sales	3	43	19	3	-	(68)	-
Total sales	364	314	502	199	8	(68)	1,319

Segment profit	103	14	9	14	-	(8)	132
Operating income							132

Financing expenses, net							(52)
Share in earnings of equity-accounted investees							1
Income before income taxes							81

Depreciation and amortization	17	39	49	5	7	1	118

Capital expenditures as part of business combination	-	-	-	-	27	-	27
Capital expenditures	21	61	61	3	4	1	151

ICL Group Limited Q1 2021 Results 38

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2020

Sales to external parties	1,242	1,183	1,871	715	32	-	5,043
Inter-segment sales	13	163	77	16	3	(272)	-
Total sales	1,255	1,346	1,948	731	35	(272)	5,043

Segment profit (loss)	303	120	66	40	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation, amortization and impairment	77	166	210	25	3	98	579

Capital expenditures as part of business combination	-	-	-	-	26	-	26
Capital expenditures	84	296	275	20	6	15	696

ICL Group Limited Q1 2021 Results 39

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2021		1-3/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	275	18	232	18	793	16
China	245	16	141	11	806	16
United Kingdom	127	8	116	9	336	7
Germany	95	6	101	8	327	6
Brazil	86	6	94	7	447	9
Spain	82	5	72	5	243	5
France	74	5	65	5	238	5
Israel	63	4	59	4	260	5
Italy	48	3	37	3	114	2
Netherlands	33	2	31	2	95	2
All other	382	27	371	28	1,384	27
Total	1,510	100	1,319	100	5,043	100

ICL Group Limited Q1 2021 Results 40

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2021
Europe	144	180	187	129	7	(19)	628
Asia	130	75	142	41	-	(4)	384
North America	95	57	114	31	1	(3)	295
South America	13	29	58	10	-	(1)	109
Rest of the world	16	44	44	30	-	(40)	94
Total	398	385	545	241	8	(67)	1,510

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2020
Europe	127	148	188	107	8	(18)	560
Asia	106	65	108	32	-	(3)	308
North America	107	19	98	26	-	(1)	249
South America	11	34	62	5	-	-	112
Rest of the world	13	48	46	29	-	(46)	90
Total	364	314	502	199	8	(68)	1,319

ICL Group Limited Q1 2021 Results 41

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2020
Europe	458	411	665	334	30	(76)	1,822
Asia	405	433	480	127	1	(14)	1,432
North America	299	86	372	105	2	(5)	859
South America	40	230	227	21	-	(1)	517
Rest of the world	53	186	204	144	2	(176)	413
Total	1,255	1,346	1,948	731	35	(272)	5,043

ICL Group Limited Q1 2021 Results 42

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2021		March 31, 2020		December 31, 2020
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	108	114	72	78	89	96
Debentures bearing fixed interest
Marketable	1,494	1,684	1,339	1,412	1,625	1,870
Non-marketable	193	207	277	283	281	296
	1,795	2,005	1,688	1,773	1,995	2,262

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	March 31, 2021	March 31, 2020	December 31, 2020
	$ millions	$ millions	$ millions
Investments at fair value through other comprehensive income (1)	156	146	136

Level 2	March 31, 2021	March 31, 2020	December 31, 2020
	$ millions	$ millions	$ millions
Derivatives designated as economic hedge, net	(50)	(35)	(32)
Derivatives designated as cash flow hedge, net	67	23	87
	17	(12)	55

(1)
During the first quarter of 2021, the Company sold about 7 million of its shares in YYTH for a consideration of $7 million. As at March 31, 2021, the remaining balance of the investment is $156 million, presented under current assets, representing about 8% of YYTH's share capital. Subsequent to the date of the report, the remaining holding is about 5%, following an additional sale of 47 million shares for a consideration of $54 million.

ICL Group Limited Q1 2021 Results 43

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

Note 5 –Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 11, 2021	March 16, 2021	34	0.03
May 6, 2021(after the reporting date)*	June 16, 2021	67	0.05

* The dividend will be distributed on June 16, 2021, with a record date for eligibility for the dividend of June 2, 2021.

ICL Group Limited Q1 2021 Results 44

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
On March 24, 2021, the Company entered into a definitive agreement to acquire Compass Minerals America Do Sul S.A. (Hereinafter - Compass Minerals), which includes the South American Plant Nutrition business of Compass Minerals, for a gross consideration of about $418 million (2,297 million Brazilian reals), including a contingent consideration of $16 million and before deduction of a net debt of $109 million. The acquisition is expected to close during the third quarter of 2021, subject to the completion of a carve-out of Compass Mineral’s South American water treatment and chemicals businesses and the fulfilment of customary closing conditions.

2.
On March 18, 2021, an application for a class action was filed with the district court in Tel Aviv against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The Application includes a series of allegations relating, among others, to alleged misleading and violation of the Company’s reporting and disclosure duties to the public under the Israeli Securities Law, 5728-1968, in connection with the implications of the royalties claim filed in 2011 by the State of Israel against its subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961 and which was conducted between the parties within an arbitration proceeding. The Applicant is a shareholder of the Company, who held Company shares during the allegedly relevant period, on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares from August 17, 2011 and held them until May 27, 2014. According to the Applicant, such a group incurred alleged damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group the entire sum of damage allegedly caused to group members who are shareholders of the Company, at the amount of about NIS 133 million (about $40 million) and to group members who are shareholders of Israel Corp. at the additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

The Company rejects the claims made in the application and is accordingly preparing to file its response within the framework of the legal proceeding. Considering the preliminary stage of the proceeding there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

3.
Note 15 to the Annual Financial Statements provides disclosure regarding the Law for Taxation of Profits from Natural Resources in Israel and the Company's tax position. In March 2021, the Israeli Tax Authority (ITA) issued an assessment for the years 2016‑2017, which includes a demand for surplus profit levy, in the amount of about NIS 240 million, not including interest and linkage (about $62 million including interest and linkage and net of Corporate income tax). The Company intends to submit its objection to the ITA. The Company believes it is more likely than not that its position will be accepted.

4.
Note 17 to the Annual Financial Statements provides disclosure regarding the renewal of DSW's water production license for 2021, which includes a reference to the production of drilled saline water and the intention of the Government Authority Director to examine the change in the Company's definition from "Supplier-Producer" to "Consumer-Producer". In March 2021, a decision was made by the Water Authority, whereby DSW does not constitute a 'supplier', as defined in the Water Regulations, and should be considered as a consumer for the purpose of charging water fees, commencing with the production license for 2021.

ICL Group Limited Q1 2021 Results 45

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

4.	(cont'd)

The main implication of this change is an increase in future water rates by about $12 million per year for water drawn from all its drillings, including within the concession area. In the Company's view, such charges should not apply to water drilling within the Dead Sea concession area (which constitute about 65%), for various reasons, most notably the provisions of the Concession Law. The Company believes it is more likely than not that the charges will not apply to water drillings within the concession area. On May 4, 2021, the Company filed an appeal against the decision and on May 5, 2021, the Water Court ruled that the State should submit its response by early June, prior to a preliminary hearing scheduled for June 10, 2021. The Company has a sufficient provision in its books for the water drilled outside the concession area.

5.
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing the material and removing it to the sea via a Collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. The main highlights of the agreement include, among others, the way in which the project will be managed, the financing aspects of the project, the definition of project costs and the determination of the operational maintenance mechanism, including usage costs. Based on the said agreement and the Spanish Water law, it was determined that ICL Iberia's share will be up to 90% of the project's cost (approximately $110 million), to be paid throughout the construction and operation period. The construction period is expected to extend over four years and the operation period is expected to be 25 years.

6.
Note 18 to the Annual Financial Statements provides disclosure regarding the arbitration proceeding conducted between Iberpotash, a Spanish subsidiary (IBP), and AkzoNobel (hereinafter - Nobian) for the termination of the partnership agreement between them. In March 2021, a final arbitration award was rendered dismissing Nobian's compensation claims. The Arbitral Tribunal determined that the agreement between IBP and Nobian remains in force, that IBP did not breach the agreement and therefore is not liable to Nobian for any damages, and that only Nobian can determine, within reasonable time and in good faith, whether it prefers to terminate the agreement. Based on the Company's estimation, the arbitration award has no material impact on its Financial Statements. On April 30, 2021, Nobian filed a claim with the Spanish Court for full enforcement of the arbitration award according to its understanding thereof, emphasizing several matters, including investing reasonable commercial efforts to complete the construction of the salt production facility. The Company believes that it is in compliance with the arbitration award, including in the said matters.

7.
Note 18 to the Annual Financial Statements provides disclosure regarding the Company's request to the Ministry of Energy for an extension of the Company's oil shale extraction license from May 2021, the expiration date of the license, until the end of 2022, in order to enable the Company to complete the project of replacing the facility with a natural gas-based steam boiler (hereinafter – the Project), which is in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection. The oil shale license was not extended and in coordination with the Ministry of Energy, the Company submitted a plan to regulate the license areas in terms of safety and ecology, including removal of exposed oil shales. In April 2021, the Ministry of Energy approved the plan. The Company is working to accelerate the Project in order to ensure the continuity of energy production in Rotem Israel after the exploitation of all the oil shale reserves.

ICL Group Limited Q1 2021 Results 46

Notes to the condensed consolidated interim financial statements as at March 31, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

8.
In accordance with the Company's policy regarding the periodic examination of the estimated useful life of Property, Plant and Equipment, in the first quarter of 2021, the Company conducted an examination of the estimated remaining useful life of Property, Plant and Equipment at its facilities in Israel, which was based on the Group's experience, level of maintenance and operation of the facilities over the years. According to the examination, it was found that following the increase in maintenance activity and the implementation of operational excellence processes, the life expectancy of certain Property, Plant and Equipment is higher than their current remaining useful life. Based on the assessment, the estimated useful life of the said assets was extended by 5-10 years, as of January 2021. The impact on the first quarter of 2021, is a reduction in depreciation expenses, with $7 million reflected in earnings and the balance of $6 million as a change in inventory value.

9.
As part of the Company's strategy to expand the specialty fertilizer business and focus on growing markets, in October 2020, the Company entered into an agreement to acquire 100% of the shares of Agro Fertilaqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $122 million (before deduction of Fertilaqua's net debt of $40 million). In January 2021, the acquisition was completed following the fulfilment of the customary closing conditions. As at the reporting date, the Company has not yet completed Fertilaqua's Purchase Price Allocation (PPA) process.

10.
In April 2021, the Company entered into a definitive agreement with China Sanjiang Fine Chemicals Company Limited to sell Jiaxing ICL Chemical Co. Ltd (ICL Zhapu), which is part of the Industrial Products segment, for a consideration of about $25 million. The closing of the transaction is expected at the end of July 2021. As a result from the sale, the Company expects to recognize a capital gain of about $15 million (upon closing).

ICL Group Limited Q1 2021 Results 47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman

	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel

	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: May 6, 2021